

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2011

<u>Via Email</u>
Ms. Kara Jenny
Chief Financial Officer
Bluefly, Inc.
42 West 39th Street
New York, New York 10018

  Re: Bluefly, Inc.
    Registration Statement on Form S-3
    Filed November 14, 2011
    File No. 333-177951

Dear Ms. Jenny:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Selling Stockholders, page 11</u>

1. Please confirm whether any of the selling stockholders are registered broker-dealers or affiliates of broker-dealers. Please note that shares being offered by a broker-dealer must identify the broker-dealer as an underwriter unless the shares were issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, the prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business, and (2) at the time of purchase of the securities, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements, please disclose that the seller is an underwriter and revise your disclosure accordingly.

Item 17. Undertakings, page II-2

2. Please provide the undertaking set forth at Item 512(a)(5)(ii) of Regulation S-K. Please note that this undertaking is applicable to offerings made outside the scope of Rule 415 under the Securities Act of 1933. Item 512(a)(5)(ii) is required for any offering that may now, or in the future, rely on Rule 430C under the Securities Act of 1933. For guidance, refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Question 229.01, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3720 with any questions.

                                       Sincerely,

                                       /s/ Christopher F. Chase for

                                       Mara L. Ransom
                                       Assistant Director

cc: Richard Goldberg
          Dechert LLP
          Via Email